UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:



      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Final Results'


26 February 2007

                      PEARSON 2006 PRELIMINARY RESULTS


-    Record  results.   Pearson  reports  its  highest  ever  operating  profits
     (adjusted operating profit up 15% to GBP592m), earnings (adjusted eps up 18% to 40.2p) and cash (free cash flow up GBP2m to GBP433m).


-    Sustained  growth and market  share  gains.  School  sales up 6% and Higher
     Education sales up 4%, benefiting from leading position in content, assessment and technology; FT advertising revenues up 9%; Penguin sales up 3% despite tough consumer publishing market.


- Stronger margins and double-digit profit growth in all businesses. Pearson margin up a percentage point to 13.4%. Education margin up to 14.1% and profits up 12%; FT Group margin up to 17.3% and profits up 18%; Penguin margin up to 7.8% and profits up 22%.


- Higher returns. Return on invested capital up to 8.0% (from 6.7% in 2005), above Pearson's weighted average cost of capital; dividend increased by 8.5% to 29.3p, the largest increase for a decade.


Marjorie Scardino, chief executive, said: "This is another strong set of results. We have built market-leading businesses and invested consistently in their content, technology and international expansion. That strategy is paying off with sustained growth in sales, margins, earnings and returns, and we expect 2007 to be another good year."


                                                         Headline   Underlying
GBP millions                             2006     2005     growth     growth
-----------------------                -------- -------- ---------- ----------

Business performance

Sales                                  4,423    4,096    8%         4%

Adjusted operating profit              592      506      17%        15%

Adjusted profit before tax             502      422      19%        --

Adjusted earnings per share            40.2p    34.1p    18%        --


Operating cash flow                    575      570      1%         --

Free cash flow                         433      431      --         --

Return on invested capital             8.0%     6.7%     1.3 ppts   0.6 ppts

Net debt                               1,059    996      (6)%       --


Statutory results

Sales                                  4,137    3,808    9%

Operating profit                       540      516      5%         --

Profit before tax                      466      446      4%         --

Basic earnings per share               55.9p    78.2p    (29)%      --

Basic earnings per share -             54.1p    38.9p    39%        --
continuing
Cash generated from operations         621      653      (5)%       --


Dividend per share                     29.3p    27.0p    8.5%       --


Throughout this statement, we refer to business performance measures for total operations (including Government Solutions) and growth rates on an underlying basis (ie excluding currency movements and portfolio changes) unless otherwise stated. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7,12,14 and 15. Profit measures within business performance are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation and adjustment of acquired intangible assets; and
iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).


2006 OVERVIEW


Pearson's three key financial measures are adjusted earnings per share, free cash flow and return on invested capital. In 2006, adjusted EPS and free cash flow reached record levels, and our return on invested capital increased from 6.7% in 2005 to 8.0%, above our weighted average cost of capital of 7.7%.


Pearson's sales increased by 4% to GBP4.4bn and adjusted operating profit was up 15% to a record GBP592m. All parts of Pearson contributed, with good sales growth, further margin improvement and double-digit profit increases in each business. Adjusted earnings per share were 40.2p, up 18%.


Operating cash flow increased by GBP5m to GBP575m and free cash flow by GBP2m to GBP433m. Cash conversion was strong at 97% of operating profit (even after an exceptional 113% cash conversion rate in 2005). The ratio of average working capital to sales at Pearson Education and Penguin improved by 1.1% points to 26.3%.


Statutory results show an increase in operating profit to GBP540m (GBP516m in 2005). Basic earnings per share were 55.9p (compared with 78.2p in 2005, which included the GBP302m profit on the sale of Recoletos). Net debt rose by GBP63m to GBP1,059m (from GBP996m in 2005).


During the year, we completed a series of bolt-on acquisitions in Education (including Promissor, PBM, National Evaluation Systems, PowerSchool and Chancery) and the FT Group (Quote.com and Mergermarket). Our total investment in acquisitions in 2006 was GBP363m. Together, these acquisitions contributed GBP147m of sales and GBP17m of operating profit to our 2006 results (after integration costs, which are expensed).


In December 2006 we announced the sale of Government Solutions to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company. In 2006 Government Solutions contributed GBP286m of sales and GBP22m of operating profit to Pearson. The sale was completed on 15 February 2007. As part of our plan to reduce our UK pension deficit, we will inject GBP100m of the cash proceeds from the sale of Government Solutions into our UK pension scheme during 2007.


The board is proposing a dividend increase of 8.5% to 29.3p, the largest increase for a decade. Subject to shareholder approval, 2006 will be Pearson's 15th straight year of increasing our dividend above the rate of inflation, and in the past five years alone we have returned approximately GBP1bn ($1.8bn) to shareholders through the dividend.


2007 OUTLOOK


We expect 2007 to be another good year for Pearson, with continued margin improvement and growth ahead of our markets. We expect to achieve good underlying earnings growth, cash conversion ahead of our 80% threshold, and a further increase in return on invested capital. At this early stage in the year our outlook is:


- Pearson Education (65% of 2006 sales; 68% of operating profit). We expect School to achieve underlying sales growth in the 4-6% range; Higher Education to grow in the 3-5% range; and Professional sales to be broadly level with 2006. We expect margins to improve again in School and Professional, and to be stable in Higher Education.


- Penguin (19% of sales; 11% of operating profit) expected to improve margins further, as its publishing investment and efficiency programmes continue to bear fruit.


- Financial Times Group (16% of sales; 21% of operating profit) expected to continue its strong profit growth. At FT Publishing, advertising trends remain difficult to predict, but we expect our cost measures, integration actions and revenue diversification to push margins into double digits in 2007. IDC has stated that it expects to achieve revenue growth in the 6-9% range and net income growth in the high single-digits to low double-digits (headline growth under US GAAP).


Interest. Our interest charge in 2007 will reflect the receipt of the sale proceeds from Government Solutions, a GBP100m cash payment into our UK pension scheme and higher interest rates.


Tax. For 2007, we expect our effective tax rate on adjusted earnings to be in the 28-30% range (compared with our 2006 rate of 30.9%). Our tax position benefits from deductions relating to amortisation of goodwill arising on acquisitions, and from 2007 we will reflect those deductions in adjusted earnings. The amount of tax paid (GBP59m in 2006) is not affected.


Exchange rates. Pearson generates about two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2006 was GBP1:$1.84) would have an impact of approximately 1p on adjusted earnings per share.


Dividends. In recent years, our dividend policy has been to increase the dividend ahead of the rate of inflation. Looking ahead, the Board expects to raise the dividend more in line with earnings growth, while building our dividend cover towards two times earnings.


For more information:


Luke Swanson / Simon Mays-Smith/ Deborah Lincoln + 44 (0) 20 7010 2310


Pearson's  results  presentation for investors and analysts will be webcast live
today  from  09.00  (GMT)  and   available  for  replay  from  12.00  (GMT)  via
www.pearson.com.


We are holding a conference call for US investors at 15.00 (GMT) / 10.00 (EST). To participate please dial in on +1 718 354 1175 (inside the US) or +44 20 8974 7900 (outside the US), participant code 476378. The call will be available for replay at www.pearson.com .


Video interviews with Marjorie Scardino and Robin Freestone are available at www.pearson.com; high resolution photographs are available for the media at www.newscast.co.uk.


BUSINESS PERFORMANCE


                                                       Headline       Underlying
GBP millions                     2006       2005         growth           growth

Sales
School                        1,455      1,295             12%               6%
Higher Education                795        779              2%               4%
Professional*                   627        589              6%               3%
Pearson Education             2,877      2,663              8%               4%
FT Publishing                   366        332             10%               8%
IDC                             332        297             12%               4%
FT Group                        698        629             11%               6%
Penguin                         848        804              5%               3%

Total                         4,423      4,096              8%               4%

Adjusted operating profit
School                          184        147             25%              17%
Higher Education                161        156              3%               3%
Professional*                    60         45             33%              29%
Pearson Education               405        348             16%              12%
FT Publishing                    32         21             52%              52%
IDC                              89         80             11%               9%
FT Group                        121        101             20%              18%
Penguin                          66         60             10%              22%

Total                           592        509             16%              15%

Recoletos                        --         (3)

Total                           592        506             17%              15%

* includes Government Solutions


SCHOOL


RECORD RESULTS: SALES UP 6%; PROFITS UP 17%; MARGINS UP BY 1.2% PTS TO 12.6%

                                                      Headline        Underlying
GBP millions                    2006       2005         growth            growth

Sales                        1,455      1,295             12%                6%
Adjusted operating profit      184        147             25%               17%



Significant share gains in US School publishing


- Pearson US School publishing up 3%, against an industry decline of 6% (source: Association of American Publishers), as we benefit from our sustained investment in new basal programmes and innovative digital services.


- Pearson takes the leading share of the new adoption market: 30% of the total market and 33% where we competed. #1 or #2 market share in reading, maths, science and social studies. Total new adoption opportunity of approximately $670m in 2006, down from $900m in 2005.


- Innovative digital programme for California takes #1 position and a 43% market share in elementary social studies. Digital curriculum services being developed for new adoptions.


- US School new adoption market expected to grow strongly over the next three years (estimated at $760m in '07; $900m in '08; $950m in '09).


Strong growth and continued share gains in school testing


- US School testing sales up in the high single digits (after 20%+ growth in 2005), benefiting from further contract wins, market share gains and leadership in onscreen marking, online testing and embedded (formative) assessment.


- Acquisition of National Evaluation Systems (NES), the leading provider of customised assessments for teacher certification in the US, with testing programmes in 16 states including Florida (won in 2006) and California (renewed in 2006). NES expands our testing capabilities in an attractive adjacent market.


School technology business broadened


- Acquisition of Chancery and PowerSchool enhances our leading position in the US Student Information Systems (SIS) market. Integration on track and good growth prospects as schools upgrade information systems to manage and report data on student attendance and performance.


- Organic growth and margin improvement continues in digital curriculum business, Pearson Digital Learning. Continued investment in new generation digital products to meet demands of school districts for personalised classroom learning.


- Four product nominations in six categories, more than any other education company, for the Software and Information Industry Association 'Codie' awards. The products are: Prosper, a formative assessment tool for 'at-risk' students; Write to Learn, a web-based tool for learning to read and write; Chancery SMS, a student information system for middle and large school districts; and California History-Social Studies.


Good growth in international school


- International testing businesses continue to benefit from technology leadership. In the UK, we have marked over 9 million GCSE, AS and A-Level scripts on screen. In 2007 we will roll out Results Plus across the UK, providing students, teachers and parents with online access to question-level examination performance data.


- In school publishing, UK launch of ActiveTeach technology provides multimedia resources for maths and science teaching and brings market share gains. Market-leading school companies in Hong Kong and South Africa outperform their markets.



- Acquisition of Paravia Bruno Mondadori (PBM), one of Italy's leading education publishers. Good progress in integrating publishing, sales and marketing, distribution and back office operations with our existing Italian business, and in sharing content and technology.


- Successful launch of regional adaptations of English Adventure (with Disney), our worldwide English Language Training programme for elementary schools, in Asia and Latin America.



HIGHER EDUCATION


RECORD RESULTS: SALES UP 4%; PROFITS UP 3%; MARGINS UP BY 0.3% PTS TO 20.3%

                                                      Headline        Underlying
GBP millions                    2006      2005          growth            growth

Sales                          795       779               2%                4%
Adjusted operating profit      161       156               3%                3%



Steady growth momentum


-    US Higher Education up 4%; ahead of the industry once again.


- Over the past eight years, Pearson US Higher Education has grown at an average annual rate of 7%, compared to the industry's average growth rate of 4%.



Rapid growth in online learning and custom publishing


- Approximately 4.5m US college students using one of our online programmes. Of these, approximately 2.3m (up almost 30% on 2005) register for an online course on one of our 'MyLab' online homework and assessment programmes.


- 16 subject-specific 'MyLab' online homework and assessment programmes now available supporting more than 200 titles. Research studies show significant gains in student success rates and productivity improvements for institutions.


- Strong market share, student performance and institutional productivity gains in college maths, supported by MyMathLab.


- In psychology and economics, two of the three largest markets in US higher education, Pearson publishes successful first edition bestsellers:
     Cicarrelli's Psychology together with MyPyschLab and Hubbard's Economics together with MyEconLab. Cicarrelli's Psychology increases Pearson's market share by 3% to 25% and is the bestselling launch of a first edition in the discipline in the past decade.


- Continued strong double digit growth in custom publishing - which builds customised textbooks and online services around the courses of individual faculties or professors.


Good progress in international markets


- Good growth in local language publishing programmes. Increasing focus on custom publishing and technology based assessment services with the MyLab suite of products.



PROFESSIONAL


RECORD RESULTS: SALES UP 3%; PROFITS UP 29%; MARGINS UP BY 2.0% PTS TO 9.6%


                                                      Headline        Underlying
GBP millions                    2006      2005          growth            growth

Sales                          627       589               6%                3%
Adjusted operating profit       60        45              33%               29%



Note: includes Government Solutions


Professional Testing: rapid organic sales and profit growth


- Professional Testing sales up more than 30% in 2006 (and have doubled over the past two years). Approximately 4m secure online tests delivered in more than 5,000 test centres worldwide in 2006.


- Successful start-up of the worldwide Graduate Management Admissions Test. 220,000 examinations delivered in 400 test centres in 96 countries, in first year of new contract.


- Professional Testing moves from around breakeven in 2005 to profitability in 2006.


- Successful integration of Promissor, acquired in January 2006. Combination brings together two leading international professional testing companies and takes Pearson into new US state and federal regulatory markets.


Professional publishing: further margin improvement


- Technology publishing profits up as further cost actions offset continued industry weakness.


- Strong performance from Wharton School Publishing and FTPress imprints, aided by Pearson's global distribution and strong retail relationships. 41 titles published in 2006 including Jerry Porras, Stewart Emery and Mark Thompson's Success Built To Last (the sequel to Built To Last) and Jeffrey Gitomer's The Little Red Book of Sales Answers, The Little Gold Book of Yes Attitude. Three Wall Street Journal business bestsellers, two BusinessWeek bestsellers and one New York Times bestseller in 2006.


Government Solutions: sale completed in February 2007


- Sale of Government Solutions to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company completed on 15 February 2007.


- Government Solutions contributed GBP286m of sales and GBP22m of operating profit to Pearson in 2006.



FT PUBLISHING


GOOD SALES MOMENTUM AND SIGNIFICANT PROFIT IMPROVEMENT:
SALES UP 8%; PROFITS UP 52%; MARGINS UP BY 2.4% PTS TO 8.7%


                                                      Headline        Underlying
GBP millions                    2006      2005          growth            growth

Sales                          366       332              10%                8%
Adjusted operating profit       32        21              52%               52%



Continued growth and profit improvement at the Financial Times and FT.com


- FT newspaper and FT.com sales up 8% to GBP238m; GBP9m profit improvement to GBP11m.


- FT advertising revenues up 9% with rapid growth in online, luxury goods and corporate finance categories, all up more than 30%.


- FT's worldwide circulation up 1% to 430, 469 (Source: ABC, average for six months to December 2006). FT.com's paying subscribers up 7% to 90,000 and December audience up 29% to 4.2m.


- Growing international presence and readership. 47% growth in readership in the US Mendelsohn Affluent Survey and 26% growth in the Asian Business Readership Survey. The FT ranked number one European business title in Europe for the fifteenth time (European Business Readership Survey).


- Continued benefits of international expansion: approximately three-quarters of the FT's advertising booked in two or more international editions; almost half of the FT's advertising booked for all four editions worldwide.


- 'New newsroom' creates an integrated multi-media newsroom, improving commissioning, reporting, editing and production efficiency, and providing further cost savings.


Sustained progress across FT Publishing


- Acquisition and integration of Mergermarket, an online financial data and intelligence provider. On a pro forma basis, Mergermarket's revenues grew 80% in 2006, with 90% customer renewals. Margins improving as expected in spite of significant investment in new products and geographic markets.


- FT Business shows good growth and improves margins driven by strong performance in events, UK retail finance titles (Investment Adviser, Financial Adviser) and internationally by The Banker, which celebrated its 80th year. FT Business integrated with the Financial Times early in 2007.


- Les Echos achieves modest circulation (average circulation of 119,117) and advertising growth in a weak market ahead of the 2007 French presidential elections; FT Deutschland outperforms the German newspaper market once again, increasing circulation 2% to 104,000.


- The Economist, in which Pearson owns a 50% stake, increases its circulation by 9% to 1.2m (for the July-December ABC period).



INTERACTIVE DATA CORPORATION (NYSE:IDC)


RECORD RESULTS: SALES UP 4%; PROFITS UP 9%; MARGINS STABLE AT 26.8%


                                                       Headline        Underlying
GBP millions                    2006      2005          growth            growth

Sales                          332       297              12%                4%
Adjusted operating profit       89        80              11%                9%



Faster organic growth


- FT Interactive Data, IDC's largest business (approximately two-thirds of IDC revenues), generates strong, consistent growth in North America and Europe.


- Improving momentum at ComStock and eSignal. Comstock enjoys good new sales progress with institutional clients and lower cancellation levels. eSignal produces continued growth in its base of direct subscription terminals.


-    Renewal rates for IDC's institutional businesses remain at around 95%.


Continued focus on high value services


- FT Interactive Data's growth driven by sustained demand for fixed income evaluated pricing services and related reference data. Continues to expand its market coverage, adding independent valuations of credit default swaps and other derivative securities


- CMS BondEdge launches fixed income analytical data feed service. Enables CMS BondEdge to deliver new applications for sophisticated risk measures.


- ComStock real-time services power algorithmic trading applications. ComStock's highly reliable, low-latency consolidated data-feed service supports increasingly sophisticated institutional electronic trading applications.


- IDC divisions unified under the Interactive Data brand to emphasise the breadth of its comprehensive range of products and services across the front, middle and back offices of customers.


Further expansion into adjacent markets


- Following the acquisition of IS.Teledata (re-branded Interactive Data Managed Solutions in July 2006), IDC now provides customised, web-based financial information systems for retail banking and private client applications as well as for infomedia portals and online brokers.


- The acquisition of Quote.com in March 2006, which expanded eSignal's suite of real-time market data platforms and analytics, added two financial websites. As a result, eSignal is generating strong growth in online advertising.


- Interactive Data Managed Solutions and Quote.com contribute over $50 million to IDC's 2006 revenue.



PENGUIN



GOOD SALES GROWTH AND SIGNIFICANT PROFIT INCREASE:
SALES UP 3%; PROFITS UP 22%; MARGINS UP BY 0.3% PTS TO 7.8%


                                                      Headline        Underlying
GBP millions                    2006      2005          growth            growth

Sales                          848       804               5%                3%
Adjusted operating profit       66        60              10%               22%



Record literary success and bestseller performance


- Record number of bestsellers for record number of weeks - Penguin US places 139 books on The New York Times bestseller list, 10 more than in 2005, and keeps them there for 809 weeks overall, up 119 weeks from 2005; Penguin UK places 59 titles in the BookScan Top Ten bestseller list, up 5 from 2005, and keeps them there for 361 weeks, up 42 weeks from 2005.


- Penguin authors win a large number of prestigious literary awards including: a Pulitzer Prize for Fiction (March by Geraldine Brooks); a National Book Critics Circle Award (THEM: A Memoir of Parents by Francine du Plessix Gray); the Michael L. Printz award (Looking for Alaska by John Green); the Whitbread Book of the Year Award (Matisse the Master by Hilary Spurling); the Orange Prize for Fiction (On Beauty by Zadie Smith); and the Man Booker Prize (The Inheritance of Loss by Kiran Desai).


- Penguin UK's focus on fiction rewarded with a substantial increase in market share, led by Marina Lewycka's A Short History of Tractors in Ukrainian.


- Penguin US premium paperback format continues to accelerate revenue growth and improves profitability in the important mass market category. Strong performance from paperbacks with Penguin authors holding the #1 position on The New York Times paperback fiction list for a record 22 successive weeks.


Continued focus on quality and efficiency


- Pearson-wide renegotiation of major global paper, print and binding contracts brings cost savings in 2006 and beyond.


- Integration of Australia and New Zealand warehouses and back office operations produces further scale benefits.


- Investment in India as a pre-production and design centre for reference titles.


Strong international growth


- Penguin India, which celebrates its 20th anniversary in 2007, continues its rapid growth and extends its market leadership. Penguin authors win all the prizes in India's national book awards: Vikram Chandra in fiction for Sacred Games, Vikram Seth in non-fiction for Two Lives and Kiran Desai in readers' choice for The Inheritance of Loss.


- Penguin China continues to acquire rights to between four and six Chinese titles each year, following acquisition of Jian Rong's Wolf Totem, due to be published in English in 2008. Penguin enters the Chinese market with the launch of ten translated Penguin Classic titles in 2007.


- Penguin South Africa grows strongly in 2006 and continues to increase market share.


Investing in digital to engage consumers


- Strong growth in online revenues and unique visitors to Penguin and DK websites.


- Penguin leading the market in developing new content creation and distribution models. In 2006 Penguin won the Revolution Award for Best Brand Building using Digital Channels and the Neilsen Nibbie for Innovation in the Book Business for the Penguin Remixed competition and the Penguin Podcast. These two initiatives have been followed by further campaigns including the launch of the acclaimed Penguin Blog, Penguin's presence in Second Life and the recent wiki-novel, A Million Penguins, which hosted 60,000 unique visitors in its first week. DK Travel content made available on MSN and Rough Guides distributed through mobile phones.


- Subscribers to Penguin and DK opt-in newsletters building rapidly, allowing Penguin consumers to personalise areas of interest and strengthening relationship with Penguin brand.


- Jamie Oliver's 'Cookcast' was the first ever live streamed cookery webcast and one of the most successful webcasts ever in the UK.


Strong 2007 publishing schedule


- Strong list of new titles for 2007 from bestselling and new authors including Alan Greenspan, Khaled Hosseini, Jamie Oliver, Al Gore, Jeremy Clarkson, Patricia Cornwell, Marina Lewycka and Naomi Klein.



FINANCIAL REVIEW


Operating profit

Total adjusted operating profit increased by GBP86m or 17% to GBP592m in 2006 from GBP506m in 2005. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles and other gains and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations. For the purposes of our adjusted operating profit we add back the profits from discontinued operations. In 2006 these relate to the disposal of the Group's interest in Government Solutions and in 2005 to the disposals of Government Solutions and Recoletos.


Statutory operating profit increased by GBP24m or 5%. This was a lower increase than seen in the adjusted operating profit due to an increased intangible amortisation charge and the absence of the Marketwatch profit on disposal recorded in 2005.


Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to pension schemes. Net interest payable in 2006 was GBP94m, up from GBP77m in 2005. Although we were partly protected by our fixed rate policy, the strong rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at the year end) rose by 1.5% to 4.9%. Combining the rate rise with an increase in the Group's average net debt of GBP40m, the Group's average net interest rate payable rose by 1.1% to 7.0%. In 2006 the net finance income relating to pension schemes was an income of GBP4m compared to a cost of GBP7m in the previous year, giving an overall net finance cost of GBP90m in 2006 compared to GBP84m in 2005.


Taxation

The tax rate on adjusted earnings increased slightly from 30.3% in 2005 to 30.9%. Our overseas profits, which arise mainly in the US, are generally subject to tax rates which are higher than the UK Corporation Tax rate of 30%. But this factor was again offset by releases of provisions following further progress in agreeing our tax affairs with the authorities and reassessment of the provisions required for uncertain items.

The reported tax charge on a statutory basis of GBP11m represents just over 2% of reported profits. This low rate was mainly accounted for by two factors. First, in the light of the announcement of the disposal of Pearson Government Solutions, we have recognised a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realised prior to their expiry. Second, in the light of our trading performance in 2006 and our strategic plans together with the expected utilisation of US trading losses in the Government Solutions sale, we have re-evaluated the likely utilisation of operating losses both in the US and the UK; this has enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of GBP127m.


Minority interests

Following the disposal of our 79% holding in Recoletos and the purchase of the 25% minority stake in Edexcel in 2005, our minority interests now comprise mainly the minority share in IDC. In January 2006 we increased our stake in IDC to 62%, reducing the minority interest from 39% to 38%.


Dividends

The dividend accounted for in our 2006 financial statements totalling GBP220m, represents the final dividend (17.0p) in respect of 2005 and the 2006 interim dividend of 10.5p. We are proposing a final dividend for 2006 of 18.8p, bringing the total paid and payable in respect of 2006 to 29.3p, an 8.5% increase on 2005. This final 2006 proposed dividend was approved by the board in February 2007, is subject to shareholder approval at the forthcoming AGM and will be charged against 2007 profits. For 2006, the dividend is covered 1.4 times by adjusted earnings.


Condensed consolidated income statement
for the year ended 31 December 2006

Unaudited


-----------------------------------               -----  ---   -------   -------

                                                                2006      2005
all figures in GBP millions                         note
-----------------------------------               -----  ---   -------   -------

Continuing operations

Sales                                               2          4,137     3,808
Cost of goods sold                                            (1,917)   (1,787)
-----------------------------------               -----  ---   -------   -------
Gross profit                                                   2,220     2,021

Operating expenses                                            (1,704)   (1,559)
Other net gains and losses                          3              -        40
Share of results of joint ventures and                            24        14
associates                                        -----  ---   -------   -------
-----------------------------------
Operating profit                                    2            540       516

Finance costs                                       4           (133)     (132)
Finance income                                      4             59        62
-----------------------------------               -----  ---   -------   -------
Profit before tax                                   5            466       446
Income tax                                          6            (11)     (116)
-----------------------------------               -----  ---   -------   -------
Profit for the year from continuing                              455       330
operations

Discontinued operations

Profit for the year from discontinued               8             14       314
operations
-----------------------------------               -----  ---   -------   -------
Profit for the year                                              469       644


Attributable to:
Equity holders of the Company                                    446       624
Minority interest                                                 23        20
-----------------------------------               -----  ---   -------   -------



Earnings per share from continuing and discontinued operations

Basic                                               7           55.9p     78.2p
Diluted                                             7           55.8p     78.1p

Earnings per share from continuing operations
Basic                                               7           54.1p     38.9p
Diluted                                             7           54.0p     38.8p


The results are presented under IFRS (see note 1).


Condensed consolidated statement of recognised income and expense for the year ended 31 December 2006
Unaudited


-----------------------------------                 -----  ---  -------  -------

                                                                 2006     2005
all figures in GBP millions                           note
-----------------------------------                 -----  ---  -------  -------

Net exchange differences on translation of                       (417)     327
foreign operations
Actuarial gains on defined benefit pension and post
retirement
medical schemes                                                   107       26
Taxation on items charged to equity                                12       12
-----------------------------------                 -----  ---  -------  -------
Net (expense) / income recognised directly in                    (298)     365
equity
Profit for the year                                               469      644
-----------------------------------                 -----  ---  -------  -------
Total recognised income and expense for the                       171    1,009
year

Attributable to:
Equity holders of the Company                        13           148      989
Minority interest                                                  23       20
-----------------------------------                 -----  ---  -------  -------

Effect of transition adjustment on adoption of
IAS 39
Attributable to:
Equity holders of the Company                                       -      (12)


Condensed consolidated balance sheet
as at 31 December 2006
Unaudited


-----------------------------------              ------  ---   -------   -------

                                                                2006      2005
all figures in GBP millions                         note
-----------------------------------              ------  ---   -------   -------

Non-current assets

Property, plant and equipment                                    348       384
Intangible assets                                  11          3,581     3,854
Investments in joint ventures and associates                      20        36
Deferred income tax assets                                       417       385
Financial assets - Derivative financial                           36        79
instruments
Other financial assets                                            17        18
Other receivables                                                124       108
-----------------------------------              ------  ---   -------   -------
                                                               4,543     4,864
Current assets
Intangible assets - pre-publication                              402       426
Inventories                                                      354       373
Trade and other receivables                                      953     1,031
Financial assets - Derivative financial                           50         4
instruments
Financial assets - Marketable securities                          25         -
Cash and cash equivalents (excluding                             592       902
overdrafts)                                      ------  ---   -------   -------
-----------------------------------
                                                               2,376     2,736

Non-current assets classified as held for                        294         -
sale
-----------------------------------              ------  ---   -------   -------
Total assets                                                   7,213     7,600

Non-current liabilities

Financial liabilities - Borrowings                            (1,148)   (1,703)
Financial liabilities - Derivative financial                     (19)      (22)
instruments
Deferred income tax liabilities                                 (245)     (204)
Retirement benefit obligations                                  (250)     (389)
Provisions for other liabilities and charges                     (29)      (31)
Other liabilities                                               (162)     (151)
-----------------------------------              ------  ---   -------   -------
                                                              (1,853)   (2,500)
Current liabilities
Trade and other liabilities                                     (998)     (974)
Financial liabilities - Borrowings                              (595)     (256)
Current income tax liabilities                                   (74)     (104)
Provisions for other liabilities and charges                     (23)      (33)
-----------------------------------              ------  ---   -------   -------
                                                              (1,690)   (1,367)

Liabilities directly associated with non-current assets          (26)        -
held for sale
-----------------------------------              ------  ---   -------   -------
Total liabilities                                             (3,569)   (3,867)

-----------------------------------              ------  ---   -------   -------
Net assets                                                     3,644     3,733

Share capital                                                    202       201
Share premium                                                  2,487     2,477
Treasury shares                                                 (189)     (153)
Reserves                                                         976     1,039
-----------------------------------              ------  ---   -------   -------
Total equity attributable to equity holders of                 3,476     3,564
the Company
Minority interest                                                168       169
-----------------------------------              ------  ---   -------   -------
Total equity                                       13          3,644     3,733


Condensed consolidated cash flow statement for the year ended 31 December 2006
Unaudited


-----------------------------------                      -----  -------  -------

                                                                 2006     2005
all figures in GBP millions                                note
-----------------------------------                      -----  -------  -------

Cash flows from operating activities
Cash generated from operations                            14      621      653
Interest paid                                                    (106)    (101)
Tax paid                                                          (59)     (65)
-----------------------------------                      -----  -------  -------
Net cash generated from operating activities                      456      487


Cash flows from investing activities

Acquisition of subsidiaries, net of cash acquired                (363)    (246)
Acquisition of joint ventures and associates                       (4)      (7)
Purchase of property, plant and equipment (PPE)                   (68)     (76)
Proceeds from sale of PPE                                           8        3
Purchase of intangible assets                                     (29)     (24)
Purchase of other financial assets                                  -       (2)
Disposal of subsidiaries, net of cash disposed                     10      376
Disposal of joint ventures and associates                           -       54
Interest received                                                  24       29
Dividends received from joint ventures and                         45       14
associates
-----------------------------------                      -----  -------  -------
Net cash (used in) / generated from investing                    (377)     121
activities

Cash flows from financing activities
Proceeds from issue of ordinary shares                             11        4
Purchase of treasury shares                                       (36)     (21)
Proceeds from borrowings                                           84        -
Liquid resources acquired                                         (24)       -
Repayment of borrowings                                          (145)     (79)
Finance lease principal payments                                   (3)      (3)
Dividends paid to Company's shareholders                         (220)    (205)
Dividends paid to minority interests                              (15)     (17)
-----------------------------------                      -----  -------  -------
Net cash used in financing activities                            (348)    (321)

Effects of exchange rate changes on cash and cash                 (44)      13
equivalents
-----------------------------------                      -----  -------  -------
Net (decrease) / increase in cash and cash                       (313)     300
equivalents

Cash and cash equivalents at the beginning of the                 844      544
year
-----------------------------------                      -----  -------  -------
Cash and cash equivalents at the end of the year                  531      844



For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.


Notes to the condensed consolidated financial statements for the year ended 31 December 2006


1.       Basis of preparation


The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with EU-adopted International Financial Reporting Standards (IFRS) and IFRIC interpretations.


The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2005 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value.


The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2005 Annual Report.


The 2005 Annual Report refers to new standards effective from 1 January 2006. None of these standards have had a material impact in these financial statements.


This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2006, which will be approved by the Board of Directors and reported on by the auditors in March 2007. Accordingly, the financial information for 2006 is presented unaudited.


The financial information for the year ended 31 December 2005 has been extracted from the full financial statements. The Auditors' report on the full financial statements for the year ended 31 December 2005 was unqualified and did not contain statements under section 237 (2) of the United Kingdom Companies Act 1985 (regarding the adequacy of accounting records and returns), or under 237
(3) (regarding provision of necessary information and explanations).


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006


2.       Segment information


The Group is organised into five primary business segments: School, Higher Education, Penguin, Financial Times Publishing and Interactive Data Corporation
(IDC). Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.


-----------------------------------                           -------    -------

                                                               2006       2005
all figures in GBP millions
-----------------------------------                           -------    -------

Sales
School                                                        1,455      1,295
Higher Education                                                795        779
Professional                                                    341        301
-----------------------------------                           -------    -------
Pearson Education                                             2,591      2,375
FT Publishing                                                   366        332
IDC                                                             332        297
-----------------------------------                           -------    -------
FT Group                                                        698        629
Penguin                                                         848        804
-----------------------------------                           -------    -------
Total sales - continuing operations                           4,137      3,808
Discontinued operations - Government Solutions                  286        288
-----------------------------------                           -------    -------
Adjusted sales                                                4,423      4,096

Adjusted operating profit
School                                                          184        147
Higher Education                                                161        156
Professional                                                     38         25
-----------------------------------                           -------    -------
Pearson Education                                               383        328
FT Publishing                                                    32         21
IDC                                                              89         80
-----------------------------------                           -------    -------
FT Group                                                        121        101
Penguin                                                          66         60
-----------------------------------                           -------    -------
Adjusted operating profit - continuing operations               570        489
Adjusted operating profit - discontinued operations              22         17
-----------------------------------                           -------    -------
Total adjusted operating profit                                 592        506

Adjusted operating profit - continuing operations               570        489
Amortisation and adjustment of acquired intangibles             (35)       (11)
Other gains and losses (including associates)                     4         40
Other net finance costs of associates                             1         (2)
-----------------------------------                           -------    -------
Operating profit                                                540        516


Adjusted sales include sales from discontinued operations held throughout the current and previous year. In our adjusted operating profit, we have excluded amortisation of acquired intangibles, other net gains and losses and other net finance costs of associates. The amortisation and adjustment of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year. Other net finance costs of associates are the equivalent of the Company's own net finance costs that are excluded in adjusted earnings (see note 4). discontinued operations in 2006 relate to the disposal of the Group's interest in Government Solutions and in 2005 to both the disposal of Government Solutions and Recoletos (see note 8).


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006



3.       Other net gains and losses
-----------------------------------                         -------     -------

                                                             2006        2005
all figures in GBP millions
-----------------------------------                         -------     -------

Profit on sale of interest in MarketWatch                       -          40
-----------------------------------                         -------     -------
Total other net gains and losses                                -          40



Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations.



4.       Net finance costs
-----------------------------------                 -----  ---  -------  -------

                                                                 2006     2005
all figures in GBP millions
-----------------------------------                 -----  ---  -------  -------

Net interest payable                                              (94)     (77)
Finance income / (costs) re employee benefits                       4       (7)
Net foreign exchange gains                                         19       12
Other (losses) / gains on financial instruments in a
hedging relationship:
- fair value hedges                                                 -        -
- net investment hedges                                            (2)       3
Other gains / (losses) on financial instruments not in a
hedging relationship:
- amortisation of transitional adjustment on                        8        7
bonds
- derivatives                                                      (9)      (8)
-----------------------------------                 -----  ---  -------  -------
Net finance costs                                                 (74)     (70)

Finance costs                                                    (133)    (132)
Finance income                                                     59       62
-----------------------------------                 -----  ---  -------  -------
Net finance costs                                                 (74)     (70)

Analysed as:
Net interest payable                                              (94)     (77)
Finance income / (costs) re employee benefits                       4       (7)
-----------------------------------                 -----  ---  -------  -------
Net finance costs reflected in adjusted earnings                  (90)     (84)
Other net finance income                                           16       14
-----------------------------------                 -----  ---  -------  -------
Net finance costs                                                 (74)     (70)



Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005.


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006



5.       Profit before tax
-----------------------------------                             -------  -------


                                                                 2006     2005
all figures in GBP millions
-----------------------------------                             -------  -------

Profit before tax                                                 466      446
Add back: amortisation and adjustment of acquired intangibles      35       11
(see note 2)
Add back: other net gains and losses (including associates)        (4)     (40)
(see note 2)
Add back: other net finance costs of associates (see note 2)       (1)       2
Add back: other net finance income (see note 4)                   (16)     (14)
-----------------------------------                             -------  -------
Adjusted profit before tax - continuing operations                480      405
Adjusted profit before tax - discontinued operations               22       17
-----------------------------------                             -------  -------
Total adjusted profit before tax                                  502      422



6.       Income tax
-----------------------------------                 -----  ---  -------  -------

                                                                 2006     2005
all figures in GBP millions
-----------------------------------                 -----  ---  -------  -------

Income tax charge                                                 (11)    (116)

Add back: tax benefit on amortisation of acquired                 (10)      (4)
intangibles

Add back: tax benefit on other gains and losses                    (4)      (4)

Add back: tax charge on other finance income                        5        3

Add back: tax benefit on recognition of tax losses               (127)       -
--------------------------------------                     ---  -------  -------

Adjusted income tax charge - continuing                          (147)    (121)
operations
Adjusted income tax charge - discontinued                          (8)      (7)
operations                                          -----  ---  -------  -------
-----------------------------------
Total adjusted income tax charge                                 (155)    (128)

Tax rate reflected in adjusted earnings                          30.9%    30.3%


Included within the income tax charge is an amount of GBP15m (2005: GBP26m) relating to UK tax. The Group has excluded from its adjusted earnings tax benefits from the recognition of its capital and trading losses (GBP127m) which, due to their size and non-recurring nature are not considered to be fully reflective of the underlying tax rate of the Group.


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006


7.       Earnings per share


Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.


In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


-----------------------------------                 -----  ---  -------  -------

                                                                 2006     2005
all figures in GBP millions
-----------------------------------                 -----  ---  -------  -------

Earnings                                                          446      624
Adjustments to exclude profit for the year from
discontinued operations:
Profit for the year from discontinued operations                  (14)    (314)
--------------------------------------                     ---  -------  -------
Earnings - continuing operations                                  432      310

Earnings                                                          446      624
Adjustments:
Amortisation and adjustment of acquired                            35       11
intangibles
Other gains and losses (including associates)                      (4)     (40)
Other net finance (income) / costs of associates                   (1)       2
Other net finance income (see note 4)                             (16)     (14)
Profit on sale of discontinued operations (see                      -     (306)
note 8)
Taxation on above items                                            (9)      (3)
Recognition of tax losses                                        (127)       -
Minority interest share of above items                             (3)      (2)
-----------------------------------                 -----  ---  -------  -------
Adjusted earnings                                                 321      272

Weighted average number of shares (millions)                    798.4    797.9
Effect of dilutive share options (millions)                       1.5      1.1
Weighted average number of shares (millions) for diluted        799.9    799.0
earnings

Earnings per share from continuing and discontinued operations

Basic                                                            55.9p    78.2p
Diluted                                                          55.8p    78.1p

Earnings per share from continuing operations
Basic                                                            54.1p    38.9p
Diluted                                                          54.0p    38.8p

Adjusted earnings per share                                      40.2p    34.1p



Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006


8.       Discontinued operations


Discontinued operations in 2006 relate to the sale of Pearson's wholly owned subsidiary, Government Solutions Inc., on 15 February 2007. The results of Government Solutions have been included in discontinued operations for both 2005 and 2006. Discontinued operations in 2005 also relate to the sale of Pearson's 79% interest in Recoletos Grupo de Communicacion S.A. The results of Recoletos were consolidated for the period to 28 February 2005. Any profit or loss on the disposal of Government Solutions will be included in the 2007 results.


-------------------------  -----  ---      -------      -------      -------  -------

                                             2006         2005         2005     2005
all figures in GBP                       Government   Government    Recoletos    Total
millions                                Solutions    Solutions
 -------------------------  -----  ---      -------      -------      -------  -------

Sales                                         286          288           27      315

Operating profit / (loss)                      22           20           (3)      17

Net finance income                              -            -            -        -
-------------------------   -----  ---      -------      -------      -------  -------
Profit / (loss) before                         22           20           (3)      17
tax
Attributable tax (expense)                     (8)          (8)           1       (7)
/ benefit
Profit on disposal of discontinued              -            -          306      306
operations before tax
Attributable tax expense                        -            -           (2)      (2)
-------------------------   -----  ---      -------      -------      -------  -------
Profit for the year from                       14           12          302      314
discontinued operations



9.       Dividends
-----------------------------------                             -------  -------

                                                                 2006     2005
all figures in GBP millions
-----------------------------------                             -------  -------

Amounts recognised as distributions to equity holders in the      220      205
year



The directors are proposing a final dividend of 18.8p per equity share, payable on 11 May 2007 to shareholders on the register at the close of business on 10 April 2007. This dividend has not been included as a liability as at 31 December 2006. An 18.8p final dividend represents a cash payment of GBP151m (2005: 17.0p or GBP136m).


10.   Exchange rates


Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:


-----------------------------------                       -------       -------

                                                            2006          2005

-----------------------------------                       -------       -------

Average rate for profits                                    1.84          1.81
Period end rate                                             1.96          1.72


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006


11.   Intangible assets
-----------------------------------                       -------       -------

                                                            2006          2005
all figures in GBP millions
-----------------------------------                       -------       -------

Goodwill                                                   3,271         3,654

Other intangibles                                            310           200
-----------------------------------                        -------       -------
Total intangibles                                          3,581         3,854



Pearson has made a number of acquisitions in the year to 31 December 2006 including: Mergermarket, a financial information company providing information to financial institutions, corporations and their advisors; Promissor, a computerised test provider focused on the regulatory market in the US; National Evaluation Systems, the leading provider of customised state assessments for teacher certification in the US and Paravia Bruno Mondadori, one of Italy's leading educational publishers. Net consideration paid for all acquisitions in the year to 31 December 2006 was GBP363m and provisional goodwill recognised was GBP246m. In total the acquisitions made in 2006 contributed an additional GBP147m of sales and GBP17m of operating profit.



12.   Net debt
-----------------------------------                       -------        -------


                                                           2006           2005
all figures in GBP millions
-----------------------------------                       -------        -------

Non current assets

Derivative financial instruments                             36             79

Current assets

Derivative financial instruments                             50              4

Marketable securities                                        25              -
Cash and cash equivalents                                   592            902
Non current liabilities

Borrowings                                               (1,148)        (1,703)

Derivative financial instruments                            (19)           (22)

Current liabilities

Borrowings                                                 (595)          (256)
-----------------------------------                       -------        -------

Total net debt                                           (1,059)          (996)


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006



13.   Reconciliation of movements in equity
-----------------------------------                 -----  ---  -------  -------

                                                                 2006     2005
all figures in GBP millions
-----------------------------------                 -----  ---  -------  -------

Attributable to equity holders of the Company

Total recognised income and expense for the                       148      989
period

Equity settled transactions                                        25       23
Shares issued                                                      11        4
Cumulative translation adjustment disposed                          -      (14)
Treasury shares purchased                                         (52)     (21)
Dividends to equity holders of the Company                       (220)    (205)
--------------------------------------                     ---  -------  -------
Net movement for the period                                       (88)     776
Attributable to equity holders of the Company at the            3,564    2,800
beginning of the year
Transition adjustment on adoption of IAS 39                         -      (12)
--------------------------------------                     ---  -------  -------
Attributable to equity holders of the Company at the end        3,476    3,564
of the year

Minority interests                                                168      169
--------------------------------------                     ---  -------  -------
Total equity                                                    3,644    3,733


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006


14.   Cash flows
-----------------------------------                 -----  ---  -------  -------

                                                                 2006     2005
all figures in GBP millions
-----------------------------------                 -----  ---  -------  -------

Reconciliation of profit for the period to net cash
generated from operations
Profit for the year                                               469      644
Income tax                                                         19      125
Depreciation and amortisation charges                             135      109
Amortisation of pre-publication                                   210      192
Investment in pre-publication                                    (213)    (222)
Loss on sale of property, plant and equipment                       2        -
Net finance costs                                                  74       70
Profit on sale of subsidiaries and associates                       -     (346)
Share of results of joint ventures and                            (24)     (14)
associates
Net foreign exchange (losses) / gains from                        (37)      39
transactions
Share-based payments                                               25       23
Inventories                                                       (16)     (17)
Trade and other receivables                                       (60)      (4)
Trade and other liabilities                                        54       71
Provisions                                                        (17)     (17)
-----------------------------------                 -----  ---  -------  -------
Net cash generated from operations                                621      653

Dividends from joint ventures and associates                       45       14
Net purchase of PPE including finance lease                       (63)     (75)
principal payments
Purchase of intangibles                                           (29)     (24)
Add back: Cash spent against integration and fair                   1        2
value provisions                                    -----  ---  -------  -------
-----------------------------------
Operating cash flow                                               575      570
Operating tax paid                                                (59)     (65)
Operating finance charges paid                                    (82)     (65)
-----------------------------------                 -----  ---  -------  -------
Operating free cash flow                                          434      440
Non-operating finance charges paid                                  -       (7)
Integration and fair value spend                                   (1)      (2)
-----------------------------------                 -----  ---  -------  -------
Total free cash flow                                              433      431
Dividends paid (including tominorities)                          (235)    (222)
-----------------------------------                 -----  ---  -------  -------
Net movement of funds from operations                             198      209


Included in net cash  generated  from  operations  is an amount of GBP20m (2005:
GBP16m) relating to discontinued operations.


Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Following a review of accounting policies in 2006, the Group has reclassified investment in pre-publication assets as cash generated from operations. The 2005 number has been reclassified accordingly.


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2006


15.   Adjusted income statement



                Income    Re-analyse     Re-analyse    Other   Amortisation     Other   Recognition    Adjusted
             statement  discontinued   discontinued    gains   / adjustment       net        of tax      income
                        operations -   operations -      and    of acquired   finance        losses   statement
                          Government      Recoletos   losses    intangibles     costs
                           Solutions
all figures
in GBP
millions
---------------------------------------------------------------------------------------------------------------
                                                      2006
---------------------------------------------------------------------------------------------------------------
Sales           4,137           286              -        -              -         -             -       4,423
---------------------------------------------------------------------------------------------------------------

Gross profit    2,220            59              -        -              -         -             -       2,279
Operating      (1,704)          (37)             -        -             35         -             -      (1,706)
expenses
Other net           -             -              -        -              -         -             -           -
gains/losses
JVs and            24             -              -       (4)             -        (1)            -          19
associates
---------------------------------------------------------------------------------------------------------------
Operating         540            22              -       (4)            35        (1)            -         592
profit

Net finance       (74)            -              -        -              -       (16)            -         (90)
costs
---------------------------------------------------------------------------------------------------------------
Profit            466            22              -       (4)            35       (17)            -         502
before tax
Income tax        (11)           (8)             -       (4)           (10)        5          (127)       (155)
---------------------------------------------------------------------------------------------------------------
Profit for        455            14              -       (8)            25       (12)         (127)        347
the year -
continuing

Profit for         14           (14)             -        -              -         -             -           -
the year -
discontinued

---------------------------------------------------------------------------------------------------------------
Profit for        469             -              -       (8)            25       (12)         (127)        347
the year

Minorities        (23)            -              -        -             (3)        -             -         (26)

---------------------------------------------------------------------------------------------------------------
Earnings          446             -              -       (8)            22       (12)         (127)        321
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                                                      2005
---------------------------------------------------------------------------------------------------------------
Sales           3,808           288              -        -              -         -             -       4,096
---------------------------------------------------------------------------------------------------------------

Gross profit    2,021            53             27        -              -         -             -       2,101
Operating      (1,559)          (33)           (30)       -             11         -             -      (1,611)
expenses
Other net          40             -            306     (346)             -         -             -           -
gains/losses
JVs and            14             -              -        -              -         2             -          16
associates
---------------------------------------------------------------------------------------------------------------
Operating         516            20            303     (346)            11         2             -         506
profit

Net finance       (70)            -              -        -              -       (14)            -         (84)
costs
---------------------------------------------------------------------------------------------------------------
Profit            446            20            303     (346)            11       (12)            -         422
before tax
Income tax       (116)           (8)            (1)      (2)            (4)        3             -        (128)
---------------------------------------------------------------------------------------------------------------
Profit for        330            12            302     (348)             7        (9)            -         294
the year -
continuing

Profit for        314           (12)          (302)       -              -         -             -           -
the year -
discontinued

---------------------------------------------------------------------------------------------------------------
Profit for        644             -              -     (348)             7        (9)            -         294
the year

Minorities        (20)            -              -        -             (2)        -             -         (22)

---------------------------------------------------------------------------------------------------------------
Earnings          624             -              -     (348)             5        (9)            -         272





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 26 February 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary